UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, April 26, 2023

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Messrs.
Mercado Abierto Electrónico S.A. (MAE)

Ref.: Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2023

Dear Sirs,

In compliance with Article 4, Chapter II, Title II of the CNV Rules, Article 79 of the Listed Rules of BYMA, and the Informative Regime of MAE, below you will find a summary of the resolutions approved by the Ordinary and Extraordinary Shareholders’ Meeting of Loma Negra C.I.A.S.A. (the “Company”) held on April 25, 2023.

As already informed, the meeting was held remotely from the corporate headquarters, in compliance with Article 61 of the Argentine Capital Markets Law No. 26,831, General Resolution No. 939/2022 of the CNV and Article 18 of the Company’s bylaws.

On behalf of the Stock Exchange and Markets (BYMA), Mr. Diego Adel Vazquez attended the meeting and on behalf of National Securities Exchange Commission (CNV), Mr. Joel Mainero attend the meeting.

1°) APPOINTMENT OF THE PERSONS IN CHARGE OF SUBSCRIBING THE MINUTE.

With a majority of votes, it was resolved that the minutes of the meeting would be copied into the Shareholders’ Meetings book and signed by the representative of the shareholder Intercement Trading e Inversiones Argentina S.L.  the representative of JPMorgan Chase Bank, N.A., Mrs. Adriana Calvo on behalf of the Supervisory Committee, and Mr. Sergio Faifman, as Vicepresident of the Company.

2°) CONSIDERATION OF THE DOCUMENTS TO WHICH PARAGRAPH 1°) OF SECTION 234 OF THE ARGENTINE CORPORATIONS ACT REFERS TO, THAT CORRESPOND TO THE REGULAR FINANCIAL YEAR NO. 98 ENDED ON DECEMBER 31ST, 2022.

With a majority of votes, it was resolved to skip the reading and transcription in the meeting minutes and to approve the annual report and the documentation set forth in Article 234, paragraph 1) of Law No. 19,550 together with the rest of the documents corresponding to the regular fiscal year No. 98 ended as of December 31, 2022.

3°) CONSIDERATION OF THE POSITIVE UNALLOCATED EARNINGS OF THE YEAR ENDED ON DECEMBER 31ST, 2022 OF THE AMOUNT OF ARS 1,938,676 (IN THOUSANDS). CONSIDERATION OF THE PROPOSAL OF THE BOARD OF DIRECTORS TO ALLOCATE SAID SUM TO THE "OPTIONAL RESERVE FOR FUTURE DIVIDENDS". DELEGATION OF THE POWER TO COMPLETELY OR PARTIALLY USE SUCH RESERVE ONE OR MORE TIMES TO THE BOARD OF DIRECTORS, DEPENDING ON THE EVOLUTION OF THE BUSINESS AND UNTIL THE NEXT SHAREHOLDERS' MEETING AT WHICH THE FINANCIAL STATEMENTS AS OF DECEMBER 31ST, 2023 ARE CONSIDERED.

With a majority of votes, it was approved to allocate the sum of ARS 1,938,676 (in thousands) to the Optional Reserve for Future Dividends. Also, by a majority of votes, it was approved to delegate to the Company's Board of Directors the power to totally or partially disaffect and distribute in cash, in one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders’ meeting that will consider the financial statements corresponding to the year ending December 31, 2023.

4°) CONSIDERATION OF THE PERFORMANCE OF THE MEMBERS OF THE BOARD OF DIRECTORS FOR THE YEAR ENDED DECEMBER 31ST, 2022.

With a majority of votes, the performance of all the members of the Board of Directors for the year ended December 31, 2022 was approved pursuant to Article 275 of Law No. 19,550.

5°) CONSIDERATION OF THE PERFORMANCE OF THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE YEAR ENDED ON DECEMBER 31ST, 2022.

With a majority of votes, the performance of the members of the Supervisory Committee for the year ended on December 31, 2022 was approved.

6°) CONSIDERATION OF THE REMUNERATIONS TO THE BOARD OF DIRECTORS CORRESPONDING TO THE FISCAL YEAR THAT ENDED ON DECEMBER 31ST, 2022 FOR $359,221,771.90 (TOTAL REMUNERATIONS), IN EXCESS OF $244,326,878.71 OVER THE LIMIT OF FIVE PERCENT (5%) OF THE PROFITS SET BY ARTICLE 261 OF LAW NO. 19,550 AND REGULATIONS, UPON PROPOSAL OF NON-DISTRIBUTION OF DIVIDENDS.

With a majority of votes, the remuneration of the Board of Directors that corresponds to the year that ended on December 31, 2022 was approved.

7°) CONSIDERATION OF THE REMUNERATION OF THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE YEAR ENDED ON DECEMBER 31ST, 2022.

With a majority of votes the remuneration of the members of the Supervisory Committee for the year ended on December 31, 2022 (i.e., ARS 6,215,634) was approved.

8°) SETTING THE NUMBER OF DIRECTORS AND APPOINTMENT OF FULL AND ALTERNATE MEMBERS FOR YEAR 2023. APPROVAL OF A POLICY AIMED AT MAINTAINING A PROPORTION OF AT LEAST 20% INDEPENDENT MEMBERS OVER THE TOTAL NUMBER OF MEMBERS OF THE BOARD DURING THE YEAR IN COURSE.

With a majority of votes it was resolved to: (i) set the number of Directors in 9 (nine), with no appointment of Alternate Directors; and (ii) appoint Messrs.: Paulo Diniz, Sergio Damián Faifman, Javier Enrique Patrón, Livio Hagime Kuze, Carlos Alberto Boero Hughes, Luiz Klecz, Laura Gé, Sergio Daniel Alonso and César Javier Graña as Directors for the year ending on December 31, 2023.

With a majority of votes a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course was also approved.

9°) APPOINTMENT OF THE FULL AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR YEAR 2023.

With a majority of votes, it was resolved to appoint the following persons as members of the Supervisory Committee for year 2023: (i) Full Members: Omar Raúl Rolotti, Antonio Juan Lattuca and Adriana Irene Calvo; (ii) and Alternate Members: Claudio Aldo Forti, Carlos Roberto Chiesa and Jose Alanis.

10°) APPOINTMENT OF EXTERNAL AUDITORS AND OF THE MAIN PARTNER AND ALTERNATE PARTNER OF THE RESPECTIVE ACCOUNTING FIRM FOR THE YEAR OF 2023.

With a majority of votes, it was resolved to appoint Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) as External Auditors of the Company for 2023, and, in particular, Mr.  José Alberto Coya Testón as Principal Partner and Mr. Karen Grigorian as Alternate Partner.

11°) APPROVAL OF THE FEES OF THE EXTERNAL AUDITORS FOR THE YEAR ENDED ON DECEMBER 31ST, 2022.

With a majority of votes the fees of the External Auditors for the year ended on December 31, 2022 (i.e., ARS 280,329,770 without VAT) were approved.

12°) CONSIDERATION OF THE FEES OF THE EXTERNAL AUDITORS FOR THE YEAR 2023.

With a majority of votes, it was resolved to postpone the consideration of the fees of the External Auditors for the year ended on December 31, 2023 for the next annual shareholders meeting.

13°) APPROVAL OF THE BUDGET OF THE AUDIT COMMITTEE FOR 2023.

With a majority of votes, the budget of the Audit Committee for the fiscal year 2023 was set in ARS 351,779,000 (without VAT).

14°) CONSIDERATION OF THE VOLUNTARY REDUCTION OF THE CAPITAL STOCK FOR A TOTAL AMOUNT OF UP TO 12,543,339 ORDINARY SHARES AND CANCELLATION OF THE PUBLIC OFFERING REGIME OF SAID SHARES. CONSIDERATION OF THE AMENDMENT OF THE FIFTH ARTICLE OF THE BYLAWS. CONSIDERATION OF THE DELEGATION OF POWERS TO THE BOARD OF DIRECTORS OF THE COMPANY IN RELATION TO THE CAPITAL REDUCTION.

With a majority of votes, it was resolved to: (i) voluntarily reduce the capital stock for a total amount of 12,543,339 ordinary shares with a nominal value of $0.10 each, and with the right to one vote per share; therefore, the capital stock will be reduced from 596,026,490 shares to 583,483,151 shares and from the amount of $59,602,649 to the amount of $58,348,315.10; (ii) cancel such shares from the public offering regime; (iii) approve the report of the Supervisory Committee dated as of March 21, 2023; (iv) amend article fifth of the Company's Bylaws to reflect the effect of the voluntary reduction; and (v) delegate to the Board of Directors all acts aimed at reducing the capital stock and amending article fifth of the Company's Bylaws.

15°) CONSIDERATION OF THE EXTENSION OF THE AMOUNT OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS AUTHORIZED BY THE CNV THROUGH RESOLUTION NO. RESFC-2020-20695-APN-DIR#CNV DATED MAY 7, 2020 OF THE CNV (THE “PROGRAM”) OF US$ 150,000,000 (ONE HUNDRED AND FIFTY MILLION UNITED STATES DOLLARS) TO A MAXIMUM AMOUNT IN CIRCULATION AT ANY TIME OF UP TO US$ 500,000,000 (FIVE HUNDRED MILLION UNITED STATES DOLLARS) OR ITS EQUIVALENT IN OTHER CURRENCIES, IN ACCORDANCE WITH THE PROVISIONS OF THE LAW OF NEGOTIABLE OBLIGATIONS NO. 23,576, ITS AMENDMENTS AND SUPPLEMENTS, AND TITLE II OF THE CNV RULES (NT 2013 AND AMENDED). CONSIDERATION OF THE DELEGATION OF POWERS TO THE BOARD OF DIRECTORS OF THE COMPANY IN RELATION TO THE INCREASE IN THE AMOUNT OF THE PROGRAM.

With a majority of votes, it was resolved to: (i) increase the Global Program for the issuance of Negotiable Obligations authorized by the CNV from US$ 150,000,000 to a maximum amount in circulation at any time of up to US$ 500,000,000 or its equivalent in other currencies; and (ii) delegate the powers to the Board of Directors of the Company in relation to the increase of the amount of the Program, with power to sub-delegate to one or more directors or managers or attorneys of the Company or to whom the Board of Directors of the Company deems appropriate under the terms of the regulations of the CNV (T.O. 2013 and amendments), and following the general guidelines resolved in this Shareholders’ Meeting, the exercise of the powers referred to above.

16°) GRANTING OF THE RELEVANT AUTHORIZATIONS FOR THE CARRYING OUT OF PAPERWORK AND TO MAKE THE NECESSARY FILINGS.

With a majority of votes, it was resolved to authorize Messrs. Lucrecia Loureiro and/or Luciano Babuin and/or Mikaela Badaracco and/or Fabian Fuente and/or Noelia Biga so that any of them may, indistinctly, perform all procedures deemed necessary to file and register the resolutions passed through the AGM with the corresponding Registry of Commerce, National Securities Exchange Commission (including the “Financial Information Highway”), Buenos Aires Stock Exchange (BYMA), Securities and Exchange Commission (SEC), Mercado Abierto Electronico (MAE), New York Stock Exchange (NYSE) and any other authority that may correspond, with the power to sign documents, grant deeds, get notice of and answer requests and make publications.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 26, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer